FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               December 24, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re:  EGM Statement
              dated  24 December 2002



Exhibit No.1





NOTICE OF EXTRAORDINARY GENERAL MEETING - SERIOUS LOSS OF CAPITAL



British Energy plc (the "Company") announces today that it is calling an Extraordinary General Meeting (the "EGM") of its Shareholders to be held on Tuesday, 14 January 2003. The sole purpose of the EGM is to consider in accordance with Section 142 of the Companies Act 1985 whether any, and if so what, steps should be taken to deal with the situation that the net assets of the Company are less than half of its called-up share capital. This follows the announcement of the Company's Interim Results on 12 December 2002.

The timing requirements of Section 142 means that this EGM is required to be held before the proposed restructuring can be agreed with the Company's creditors. Consequently, the EGM will not be able to consider a definitive proposal for the restructuring and is being held in order to comply with the requirements of the Companies Act.

A circular, together with a notice of the EGM and a copy of the Company's Interim Results for the 6-month period from 1 April to 30 September 2002, has been posted to Shareholders today and is also available on the British Energy web site (www.british-energy.com).

The EGM will be held at 11.00 am on Tuesday, 14 January 2003 at the Murrayfield Stadium Conference Centre, Edinburgh, EH12 5PJ.



CONTACTS
Andrew Dowler               0207 269 7140              (Financial Dynamics)
Paul Heward                 01355 262201               (Investor Relations)








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 24, 2002                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations